COMMENTS RECEIVED ON 01/06/2025

FROM CHRIS BELLACICCO

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Growth Opportunities Fund

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 033-54837 and 811-07205)

Growth Opportunities Portfolio

PRELIMINARY PROXY STATEMENT FILED ON 12/27/2024

SHAREHOLDER MEETING DATE 04/16/2025

1)

All funds

C:

The Staff requests we please note that, in the future, preliminary proxy materials should be clearly marked as “preliminary copies” as required by Rule 14A-6 subsection E.

R:

The requested disclosure will be added in connection with subsequent preliminary proxy filings.

2)

All funds

Proposal 1

“Although increased levels of concentration have fluctuated in this index in the past, this market concentration may persist.”

C:

The Staff requests we supplementally discuss whether there is any concern that the funds could become concentrated in an industry or group of industries under Section 8(b)(i).

R:

The funds will remain subject to their existing fundamental policy that prohibits concentration in an industry or group of industries.

3)

Fidelity Advisor Growth Opportunities Fund

C:

If the fund plans to send one copy of the proxy statement to investors sharing an address, the Staff requests we include the information required by Item 23 of Schedule 14A.

R:

The fund does not intend to deliver one proxy statement to two or more security shareholders sharing an address. As a result, the disclosure required by Item 23 of Schedule 14A is not required. [Standard C/R from Fidelity Advisor Series I, comments received 01/03/2023.]